

January 30, 2013

Via E-mail
Mr. Steven Fisher
Chief Financial Officer
Novelis Inc.
3560 Lenox Road, Suite 2000
Atlanta, Georgia 30326

>　**RE:**　**Novelis Inc.**
>　　　**Form 10-K for the Year Ended March 31, 2012**
>　　　**Filed May 24, 2012**
>　　　**Form 10-Q for the Period Ended September 30, 2012**
>　　　**Filed November 6, 2012**
>　　　**Form 8-K**
>　　　**Filed November 6, 2012**
>　　　**File No. 1-32312**

Dear Mr. Fisher:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2012

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Item 1. Business

Our History

Amalgamation of AV Aluminum Inc. and Novelis Inc., page 6

2. You have retrospectively recast all periods presented to reflect the amalgamation. Please expand your disclosures to discuss the impact of the amalgamation on your financial statements.

Management's Discussion and Analysis

Results of Operations, page 41

3. Please expand your disclosures to separately quantify the increase in cost of goods sold as a result of higher average aluminum prices and increased input cost pressures.

Segment Review, page 42

4. In your discussion of depreciation and amortization expense on page 45, you disclose that the reduction in depreciation and amortization expense is primarily as a result of facilities that have been shut-down. Please specify which facilities you are referring to as well as whether this is due to the assets being fully impaired or being classified as assets held for sale.

Liquidity and Capital Resources, page 51

5. Please expand your liquidity and capital resources discussion to address your exposure to margin calls, if applicable, under the terms of your derivative contracts.

Available Liquidity, page 52

6. Please enhance your liquidity disclosure to address the following:
    • Disclose the amount of foreign cash and short-term investments you have as compared to your total amount of cash and short-term investments as of the latest balance sheet date; and
    • Disclose that your intent is to permanently reinvest foreign amounts outside of Canada and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your Canadian operations, if true.
    Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

7. We note your risk factor on page 24 which indicates that your ability to access cash from joint ventures and subsidiaries that you do not control may be more restricted than if these

entities were wholly-owned subsidiaries. To the extent material, please expand your liquidity disclosures to discuss this potential risk to your liquidity.

Operating Activities, page 52

8. Please expand your disclosures to discuss the underlying reasons for changes in working capital components, with specific discussions for accounts receivable, inventories and accounts payable. Given the impact that the changes in accounts receivable and inventories have had on your cash flows from operations, please also consider whether a discussion of financial measures such as days sales outstanding and days sales in inventory would be relevant to a reader of your financial statements. Please revise your disclosure for all periods presented. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Contractual Obligations, page 56

9. Your disclosures in note (e) to the table of contractual obligations indicate that you excluded the impact of derivative instruments. Given that the table is aimed at increasing transparency of cash flows, please help us understand how you determined it was appropriate to exclude these amounts.

Critical Accounting Policies

Impairment of Goodwill, page 58

10. Please help us better understand how you determined that your operating segments also represent your reporting units pursuant to ASC 350-20-35-33 through 35-37. We remind you that a reporting unit for purposes of testing goodwill for impairment is an operating segment or one level below. Please clarify in your disclosures if you are aggregating two or more components of an operating segment to arrive at your reporting units. If so, please provide us with a comprehensive explanation as to how you determined this was appropriate pursuant to ASC 350-20-35-5. Your explanation should also address ASC 350-20-55-7, which states that all of the factors in ASC 280-10-50-11 should be considered in determining whether the components of an operating segment have similar economic characteristics.

Impairment of Long Lived Assets and Other Intangible Assets, page 59

11. We note your disclosures regarding impairment of long lived assets and intangible assets. In the interest of providing readers with better insight into management's judgments in accounting for long lived assets and intangible assets, please disclose the following:
   - How you group long lived assets for impairment and your basis for that determination;
   - How you determine when long lived assets should be tested for impairment;
   - How frequently you evaluate for the types of events and circumstances that may indicate impairment; and

- Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long lived assets.

If any material long lived assets or asset groups have a carrying value less than their corresponding undiscounted cash flows and the fair value is not substantially in excess of the carrying value, please disclose the nature of the assets and their carrying value and convey how close their carrying value is to fair value. Please also disclose key assumptions you made and describe any potential events and/or changes in circumstances that could reasonably be expected to negatively affect those key assumptions.

Income Taxes, page 61

12. The ultimate recovery of certain of your deferred tax assets is dependent on the amount and timing of taxable income that you will ultimately generate in the future and other factors such as the interpretation of tax laws. You provided a valuation allowance as of March 31, 2012 aggregating $251 million against such assets based on your current assessment of future operating results, timing and nature of realizing deferred tax liabilities, tax planning strategies and tax carrybacks. Please revise your disclosures to provide a more detailed explanation as to (i) how you determined the amount of your valuation allowance and (ii) how you determined that the realization of the remaining deferred tax assets was more likely than not. Please ensure your disclosure addresses each of the following points, as appropriate:
- Disclose the amount of pre-tax income that needs to be generated to realize the deferred tax assets to the extent you are relying on future income. Include an explanation of the anticipated future trends included in your projections of future taxable income. Confirm to us that the anticipated future trends included in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your reporting units for purposes of testing goodwill for impairment and any other assessment of your tangible and intangible assets for impairment;
- Disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and is of the same character as the temporary differences giving rise to the deferred tax assets to the extent you are relying on deferred tax liabilities; and
- Please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-planning strategies.

Refer to ASC 740-10-30-16 through 30-25 and Section 501.14 of the Financial Reporting Codification for guidance.

Financial Statements

Notes to the Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

Revenue Recognition, page 76

13. Please separately present the amount of revenues and corresponding costs of revenues for services provided related to tolling arrangements, if material. Refer to Rule 5-03 of Regulation S-X.

Note 2. Restructuring Charges, page 84

14. During the year ended March 31, 2012, you sold the land and reversed the outstanding environmental contingencies of $21 million related to the Rogerstone facility. Please expand your disclosures to better explain how you determined it was appropriate to reverse the outstanding environmental contingencies liability, including if the liability related to this matter was passed on to the seller.

15. Please expand your disclosures to clarify how the amounts in your textual disclosures correspond to the amounts in the table. For example, you disclose that restructuring charges, net for the year ended March 31, 2012 of $60 million include $42 million of non-cash charges. It is not clear how these amounts correlate to the $39 million of provisions reflected in your table for the year ended March 31, 2012.

Note 5. Assets Held for Sale, page 87

16. You announced the planned sale of three plants in 2012 and classified the respective assets and liabilities of these plants as assets held for sale and liabilities held for sale. Please tell us what consideration was given as to whether these plants should be reflected in discontinued operations pursuant to ASC 205-20.

Note 9. Investment and Advances to Non-Consolidated Affiliates and Related Party Transactions, page 92

17. Please provide the summarized results of operations as detailed in Rule 1-02(bb) of Regulation S-X or tell us why such information is not required. Refer to Rule 4-08(g)(1) of Regulation S-X.

Note 11. Debt, page 95

18. Please clearly disclose whether you were in compliance with your debt covenants. Please also disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Note 13. Postretirement Benefit Plans, page 101

19. Please tell us what consideration you gave to ASC 715-20-50-4 in determining that you should combine disclosures about domestic and foreign plans.

Note 18. Income Taxes, page 114

20. In regards to your undistributed earnings in your foreign subsidiaries, please disclose the amount of undistributed earnings for which you have and have not recorded a tax provision. Refer to ASC 740-30-50-2.

Note 19. Commitments and Contingencies

Environmental Matters, page 118

21. You provide disclosures on page 26 regarding current and former facilities which include asbestos-containing materials. You also discuss being involved in claims and litigation filed on behalf of persons alleging injury predominately as a result of occupational exposure to substances at your current and former facilities. On page 119, you disclose that you have reviewed environmental matters, including those for which you assumed liability as a result of your spin-off from Alcan Inc. As a result of this review, you determined that the currently anticipated costs associated with these environmental matters will not, individually or in the aggregate, materially impact your operations or materially adversely affect your financial condition, results of operations or liquidity. It is not clear if your disclosures on page 119 also include your consideration of the matters disclosed on page 26. In this regard, please clarify in your disclosures whether these matters are also included in your representation or provide the disclosures required by ASC 450-20-50 and SAB Topic 5:Y related to the matters discussed on page 26.

Brazil Tax Matters, page 119

22. Under a federal tax dispute settlement program established by the Brazilian government, you have settled several disputes with Brazil's Ministry of Treasury. You have established liabilities for these settlements of $163 million at March 31, 2012. Please further clarify in your disclosures whether there are remaining disputes which have not been settled. If so, please address the following:
   - Please disclose either (a) the amount or range of reasonably possible loss in excess of the accrual or (b) that an amount of reasonably possible loss in excess of accrual cannot be estimated; and
   - If you are unable to estimate the amount or range of reasonably possible loss for this lawsuit, please supplementally: (a) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (b) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please refer to ASC 450-20-50-3 through 50-5.

Note 23. Supplemental Guarantor Information, page 125

23. Certain guarantors may be subject to restrictions on their ability to distribute earnings to Novelis Inc. Please tell us the nature of these restrictions and what consideration you gave to these restrictions in determining that these guarantees are full and unconditional pursuant to Item 3-10(h)(2) of Regulation S-X.

Form 8-K filed November 6, 2012

24. Given that you appear to record restructuring charges in every period, please help us better understand how you determined it was appropriate to characterize these as special items. Please refer to Item 10(e)(ii)(B) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief